Exhibit 16.1

March 31, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 31, 2010, of Media General, Inc. and are in agreement with the statements contained in the fourth paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

A member firm of Ernst & Young Global Limited